UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: April 3, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission File Number 0-26126

Full name of registrant: SEROLOGICALS CORPORATION

Former name if applicable:

Address of principal executive office (street and number):

5655 Spalding Drive

City, state and zip code:

Norcross, GA 30092

PART II
RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15thcalendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        On October 17, 2003, the Registrant entered into two interest rate swap transactions with an aggregate notional amount of $70 million. The Registrant entered into the swaps to hedge the fixed-interest-rate exposure with respect to $70 million principal amount of the Registrant's 4.75% Convertible Senior Subordinated Debentures due 2033. The Registrant is conducting a review of the accounting for the interest rate swap transactions in connection with preparing its financial statements for the quarter ended April 3, 2005. The review could not be completed prior to the due date for the Registrant's Quarterly Report on Form 10-Q without unreasonable effort and expense. The Registrant expects to file its Quarterly Report on Form 10-Q on or before May 18, 2005. The Registrant expects that the financial information and financial statements included in the Quarterly Report on Form 10-Q when it is filed will not differ materially from the information previously disclosed by the Registrant.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification: Samuel R. Schwartz (678)728-2080

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [    ] Yes [X] No If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEROLOGICALS CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005

By:	/s/ Samuel R. Schwartz Samuel R. Schwartz Vice President, Controller and Chief Accounting Officer